STATEMENT OF INVESTMENTS

Dreyfus 100% U.S. Treasury Money Market Fund

September 30, 2006 (Unaudited)

U.S. Treasury Bills--87.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
10/5/06	4.95	105,960,000	105,902,254
11/24/06	5.04	100,000,000	99,253,750
12/7/06	4.80	120,000,000	118,936,933
12/14/06	4.87	5,830,000	5,772,358
12/28/06	4.80	2,953,000	2,918,785
1/25/07	5.07	5,000,000	4,920,089
3/1/07	5.08	37,000,000	36,231,788
3/15/07	5.01	68,000,000	66,477,508
3/22/07	5.05	50,000,000	48,823,472
Total U.S. Treasury Bills (cost $489,236,937)			**489,236,937**
U.S. Treasury Notes--12.9%			
11/15/2006 (cost $71,866,534)	4.86	72,000,000	**71,866,534**
Total Investments (cost $561,103,471)		**100.3%**	**561,103,471**
Liabilities, Less Cash and Receivables		**(.3%)**	**(1,794,405)**
Net Assets		**100.0%**	**559,309,066**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.